Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On March 19, 2021, Taoping Inc. (“TAOP”) and Biznest Internet Technology Co., Ltd. (“Biznest”), a subsidiary of a variable interest entity (“VIE”) of TAOP, entered into a share purchase agreement with the shareholders of Taoping New Media Co., Ltd. (“TNM”) to acquire 100% equity interest in TNM. The transaction was consummated on June 9, 2021, and TNM becomes a wholly owned subsidiary of Biznest. The ownership of TNM by Biznest will be beneficial to the synergy of the Company’s business integration and a precautious arrangement to neutralize potential changes in regulatory requirements on China advertising industry. Pursuant to the share purchase agreement, as consideration of the purchase, TAOP has issued to the shareholders of TNM a total of 1,213,630 ordinary shares of TAOP, equivalent to the value of approximately $5.4 million. Mr. Jianghuai Lin (“Mr. Lin”), the Chairman and CEO of TAOP, who owns approximately 24.6% of TAOP, also owns approximately 51% of TNM. The purchase transaction is not considered as acquisition of entity under common control as Mr. Lin does not own more than 50% of voting interests in TAOP, its subsidies, VIE and VIE subsidiaries.

The unaudited Pro Forma Financial Statements set out below have been prepared in accordance with Article 11 of Regulation S-X, as amended by the Security and Exchange Commission (“SEC”) Final Rule Release No 33-10786, Amendments to Financial Disclosures About Acquired and Disposed Businesses using accounting policies in accordance with principles generally accepted in the United States of America (“US GAAP”).

The Unaudited Pro Forma Condensed Combined Balance Sheets as of December 31, 2020 gives the effect to the TNM acquisition as if it had occurred on December 31, 2020. The Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2020 gives effect to the Transaction (as defined below) as if each of them had occurred on January 1, 2020.

The Pro Forma Combined Financial Statements reflect transaction related adjustments management believes are necessary to present fairly TAOP’s Pro Forma Financial Statements. No adjustments have been made to reflect the potential operating synergies and administrative cost savings or the costs of integration activities that could result from the combination of TAOP and TNM.

The Pro Forma Combined Financial Statements have been prepared for illustrative purpose only. The hypothetical position or results included in the Pro Forma Combined Financial Statements may differ from the TNM’s actual financial position or results. The Pro Forma Combined Financial Statements have been prepared on the basis set out in the notes below and have been prepared in a manner consistent with the accounting policies applied by TAOP in its historical financial statements for the year ended December 31, 2020.

The Pro Forma Combined Financial Statements may not be indicative of the results of operations that would have been occurred if the event reflected therein had been in effect on the dates indicated or the results which may be obtained in the future.

The Pro Forma Combined Financial Statements should be read in conjunction with: (1) the audited consolidated financial statements and related notes of TAOP which was included in the Annual Report on Form 20-F of TAOP for the year ended December 31, 2020, filed with the SEC on April 30, 2021, and (2) the audited financial statements and related notes of TNM as of and for the year ended December 31, 2020 included elsewhere in this filing.

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Taoping Inc.

Unaudited Pro Forma

Condensed Combined Balance Sheets

As of December 31, 2020

			Transaction
			Accounting		Pro Forma
	TAOP	TNM (1)	Adjustments	Note 3	Combined
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$882,770	$195,742			$1,078,512
Restricted cash	214,144	-			214,144
Accounts receivable, net	4,264,257	1,211,304			5,475,561
Accounts receivable-related parties, net	2,919,215	207,248	(349,289)	(b)	2,777,174
Advances to suppliers	3,202,313	5,465			3,207,778
Inventories, net	254,678	-			254,678
Loan receivable - related party	519,331	-	(519,331)	(c)	-
Other receivables, net		2,430,062			2,430,062
Other current assets	173,026	80,590			253,616
TOTAL CURRENT ASSETS	12,429,734	4,130,411	(868,620)		15,691,525
Non-current accounts receivable, net	1,839,230	-			1,839,230
Non-current accounts receivable-related parties, net	1,323,196	-			1,323,196
Property, plant and equipment, net	10,851,899	1,634,834	(4,318)	(e)	12,482,415
Long-term investment	30,592	1,523,042	(6,141)	(g)	1,547,493
Right-of-use asset		104,478	(99,457)	(d)	5,021
Other assets, non-current	4,302,000	-			4,302,000
TOTAL ASSETS	$30,776,651	$7,392,765	$(978,536)		$37,190,880

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term bank loans	$6,210,176	$252,384			$6,462,560
Accounts payable	14,857,436	308,851			15,166,287
Accounts payable-related parties	69,585	-	(69,585)	(b)
Advances from customers	315,924	10,428			326,352
Advances from customers-related parties	161,063	-	(44,358)	(b)	116,705
Amounts due to related parties	137,664	-	(137,664)	(b)	-
Accrued payroll and benefit	231,598	38,866			270,464
Other payables and accrued expenses	6,636,097	98,155	52,598	(b)(c)(h)	6,786,850
Loan payable-related parties	-	771,714	(511,682)	(c)	260,032
Convertible note payable, net of debt discounts	1,180,908	-			1,180,908
Lease liabilities-current	-	74,571			74,571
Lease liabilities-related party-current	-	192,571	(192,571)	(b)(d)	-
TOTAL CURRENT LIABILITIES	29,800,451	1,747,540	(903,262)		30,644,729
Lease liability	-	1,302			1,302
Lease liability-related party	-	29,431	(29,431)	(d)	-
TOTAL LIABILITIES	29,800,451	1,778,273	(932,693)		30,646,031

SHAREHOLDERS’ EQUITY
Common stock	131,247,787	9,952,376	(4,383,727)	(a)	136,816,436
Additional paid-in capital	15,643,404	1,590,520	(1,590,520)	(a)	15,643,404
Statutory reserve	14,044,269	-	-		14,044,269
Accumulated deficit	(192,212,544)	(6,051,677)	6,051,677	(a)(e)(g)(h)	(192,212,544)
Accumulated other comprehensive income	23,612,413	123,273	(123,273)	(a)(g)	23,612,413
Total (deficit) equity	(7,664,671)	5,614,492	(45,843)		(2,096,022)
Non-controlling interest	8,640,871	-	-		8,640,871
TOTAL EQUITY	976,200	5,614,492	(45,843)		6,544,849
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$30,776,651	$7,392,765	$(978,536)		$37,190,880

(1) Certain balance sheet accounts of TNM have been reclassified to conform to the presentation used by TAOP.

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Taoping Inc.

Unaudited Pro Forma

Condensed Combined Statement of Operations and Comprehensive Loss

For the year ended December 31, 2020

			Transaction
			Accounting		Pro Forma
	TAOP	TNM	Adjustments	Note 3	Combined
Revenue – Products	$6,591,132	-			$6,591,132
Revenue – Products-related parties	375,736	-	(27,065)	(e)(g)	348,671
Revenue – Advertising		2,356,367			2,356,367
Revenue – Consulting Services		375,751			375,751
Revenue – Software	3,080,152				3,080,152
Revenue – Others	869,635	10,263	(3,059)	(g)	876,839
Revenue – Other-related parties	146,120	-	(96,159)	(e)(f)	49,961
TOTAL REVENUE	11,062,775	2,742,381	(126,283)		13,678,873

Cost – Products	6,211,647	-	(5,546)	(g)	6,206,101
Cost – Software	572,054	-			572,054
Cost of Revenue – Advertising	-	1,391,386	(42,808)	(e)	1,348,578
Cost of Revenue – Consulting Services	-	184,665			184,665
Cost – Other	335,424	-			335,424
TOTAL COST	7,119,125	1,576,051	(48,354)		8,646,822

GROSS PROFIT	3,943,650	1,166,330	(77,929)		5,032,051

Administrative expenses	16,707,106	1,677,497	(32,412)	(f)(h)	18,352,191
Research and development expenses	3,889,126	-			3,889,126
Selling expenses	714,147	365,824			1,079,971
(LOSS) FROM OPERATIONS	(17,366,729)	(876,991)	(45,517)		(18,289,237)

Subsidy income	556,186	-			556,186
(Loss) on investments		(239,640)			(239,640)
Other (loss), net	(578,766)	(625,214)	34,811	(a)	(1,169,169)
Interest income	4,798	214			5,012
Interest expense and debt discounts expense	(1,018,013)	(9,829)			(1,027,842)
(Loss) before income taxes	(18,402,524)	(1,751,460)	(10,706)		(20,164,690)

Income tax benefit	71,316				71,316
NET (LOSS)	(18,331,208)	(1,751,460)	(10,706)		(20,093,374)
Less: Net loss attributable to the non-controlling interest	636,433				636,433
NET (LOSS) ATTRIBUTABLE TO TAOP	$(17,694,775)	$(1,751,460)	$(10,706)		$(19,456,941)

Comprehensive Loss:
Net (loss)	$(18,331,208)	$(1,751,460)	$(10,706)		$(20,093,374)
Other comprehensive income:
Foreign currency translation gain	526,321	363,964	(326)	(g)	889,959
Comprehensive (loss)	(17,804,887)	(1,387,496)	(11,032)		(19,203,415)
Comprehensive loss attributable to the non-controlling interest	699,680	-			699,680
Comprehensive (loss) income attributable to TAOP	$(17,105,207)	$(1,387,496)	$(11,032)		$(18,503,735)

(Loss) Per Share - Basic and Diluted	$(2.49)				$(2.34)
(Loss) Per Share Attributable to TAOP - Basic and Diluted	$(2.40)				$(2.27)
Weighted Average Shares Outstanding	7,373,347		1,213,630	(i)	8,586,977

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Taoping Inc.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note 1. Basis of Pro Forma Presentation

Overview

The Pro Forma Combined Financial Information has been prepared assuming the Transaction is accounted for using the acquisition method of accounting with TAOP as the acquiring entity and TNM as the acquiree. Under the acquisition method of accounting, TAOP’s assets and liabilities will retain their carrying amounts while the assets and liabilities of TNM will be recorded at their fair values measured as of the acquisition date. The excess of the estimated fair values of net assets acquired over the purchase price will be recognized in earnings as bargain purchase gain. The Transaction Accounting Adjustments have been prepared as if the Transaction had taken place on December 31, 2020 in the case of the Combined Balance Sheet, and on January 1, 2020 in the case of the Combined Statements of Operations.

The acquisition method of accounting is based on ASC 805, and uses the fair value concepts defined in ASC 820. ASC 805 requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date.

The Transaction Accounting Adjustments represent management’s estimates based on information available as of the date of this filing and are subject to change as additional information becomes available and additional analyses are performed. The Pro Forma Combined Financial Information does not reflect possible adjustments related to restructuring or integration activities that have yet to be determined.

Note 2. Preliminary Allocation of Purchase Price

The allocation of the purchase consideration herein is preliminary. The final allocation of the purchase consideration will be determined after the completion of a detailed analysis to determine the fair value of all assets acquired, but in no event later than one year following the closing of the Transaction. Accordingly, the final acquisition accounting adjustments could differ materially from the preliminary amounts presented herein. Any later adjustments to the fair values of the assets acquired and liabilities assumed, compared to the information shown herein, could also change the portion of the purchase consideration recognized as bargain purchase gain and could impact the operating results of the Company following the closing of the Transaction. The purchase consideration was preliminarily allocated as follows:

Consideration paid:

Issuance of 1,213,630 ordinary shares of TAOP with 6 months restricted period at unit price of $5.27 per share at acquisition date with discounts for lack of marketability	$5,436,456

Preliminary as of June 9, 2021
Assets acquired (liabilities assumed):
Cash and cash equivalents	$7,644
Accounts receivable	1,252,601
Other receivables	2,415,891
Long-term investments	1,390,365
Property and equipment,	1,550,113
Accounts payable	(407,274)
Other payables	(738,073)
Total net assets acquired	5,471,267
Bargain purchase gain	(34,811)
Total purchase price	$5,436,456

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Note 3. Pro Forma Adjustments

The pro forma adjustments are based on preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

(a) Represents the elimination of the net shareholders’ equity at TNM and the initial allocation of purchase price, fair value adjustments and resulting bargain purchase gain as of December 31, 2020.

(b) Represents the elimination of intercompany balances of receivables and payables between TAOP and TNM as of December 31, 2020.

(c) Represents the elimination of intercompany loan between TAOP and TNM as of December 31, 2020.

(d) Represents the elimination of intercompany right-of-use asset and lease liability for the office lease between TAOP and TNM as of December 31, 2020.

(e) Represents the elimination of intercompany sales and purchases between TAOP and TNM during the year ended December 31, 2020.

(f) Represents the elimination of intercompany rent income and rent expense between TAOP and TNM during the year ended December 31, 2020.

(g) Represents the elimination of intercompany transactions between TAOP and TNM’s equity method investees during the year ended December 31, 2020.

(h) Represents the accrued transaction costs consisting of professional fees.

(i) Increase in the weighted average shares in connection with the issuance of 1,213,630 ordinary shares of TAOP as the consideration of the acquisition.

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